BEIJING	Two Embarcadero Center, 28th Floor San Francisco, California 94111-3823	NEWPORT BEACH
BRUSSELS		NEW YORK
TELEPHONE (415) 984-8700
CENTURY CITY		SHANGHAI
FACSIMILE (415) 984-8701
HONG KONG		SILICON VALLEY
www.omm.com
JAKARTA†		SINGAPORE

LONDON		TOKYO

LOS ANGELES		WASHINGTON, D.C.

WRITER'S DIRECT DIAL
+1 (415) 984-8734

WRITER'S E-MAIL ADDRESS
pscrivano@omm.com

April 19, 2013

VIA EDGAR

Nicholas P. Panos

Senior Special Counsel

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	Feihe International, Inc.
Schedule 13E-3 filed March 22, 2013
File No. 005-79071
Schedule 14A filed March 22, 2013
File No. 001-32473

Dear Mr. Panos:

On behalf of Feihe International, Inc., a Utah Corporation (“Feihe” or the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of April 16, 2013 with respect to the Schedule 13E-3, File No. 005-79071 (the “Schedule 13E-3”), and the Preliminary Proxy Statement on Schedule 14A, File No. 001-32473 (the “Preliminary Proxy Statement”), filed on March 22, 2013 by the Company and the other filing persons named therein. For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No.1 to the Schedule 13E-3 (the “Amendment”) or the revised preliminary proxy statement on Schedule 14A (the “Revised Proxy Statement”), as the case may be, filed concurrently with the submission of this letter.

We represent the special committee established by the board of directors of the Company (the “Special Committee”). To the extent any response relates to information concerning Diamond Infant Formula Holding Limited, Platinum Infant Formula Holding Limited, Infant Formula Merger Sub Holding Inc., Mr. You-Bin Leng, Mr. Hua Liu, Mr. Sheng-Hui Liu, Morgan Stanley Private Equity Asia III, L.L.C., Morgan Stanley Private Equity Asia III, L.P., Morgan Stanley Private Equity Asia III Holdings (Cayman) Ltd or MSPEA IMF Holding Limited, such response is included in this letter based on information provided to the Special Committee and us by such other persons or their respective representatives.

Licensed foreign lawyers only

† In association with Tumbuan & Partners

Securities and Exchange Commission	April 19, 2013 - Page 2

* * * * *

Schedule 13E-3

1.	Under Exhibit (c)(2), Oppenheimer has included a disclaimer that reads in relevant part, “[t]his presentation was not compiled or prepared with a view toward public disclosure under state or federal securities laws or otherwise, may not be used for any other purpose or relied upon by any third party and may not be shared without express prior authorization of Oppenheimer. Please revise to add a supplement to this disclaimer that indicates, if true, that Oppenheimer has expressly authorized the presentation to be included in the public filings made in connection with this transaction and that security holders may rely upon such disclosure. While a statement that appears in a similar disclaimer found in Exhibit (c)(3), as well as a statement in Annex B to the SC 14A, contradicts the cited statement, the disclosure is not viewed as modifying the cited statement in its entirety. To the extent the objectionable statement found in Exhibit (c)(2) is not modified, please provide the qualifying disclosures requested by the Division of Corporation Finance accessible via the following link: http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_regm-a.htm

In response to the Staff’s comment, the relevant disclaimer included in the January 26 discussion materials prepared by Oppenheimer and attached as Exhibit (c)(2) to the Schedule 13E-3 has been revised to indicate that Oppenheimer has authorized the discussion materials to be included in the Schedule 13E-3.

Schedule 14A

Reasons for the Merger…., page 34

2.	We noticed that the Board of Directors “adopted” a resolution that included the Special Committee’s determination as to fairness of the merger, merger agreement, and other related transactions. Revise to indicate, if true, that the Board of Directors is producing a fairness determination on behalf of the issuer. Item 8 of Schedule 13E-3 and corresponding Item 1014(a) of Regulation M-A expressly apply to the issuer as distinguished from the Board of Directors or the Special Committee. In addition, please be advised Item 1014(a) does not authorize the issuer to outsource the fairness determination obligation to a third party or otherwise permit the issuer to offer an alternative, customized disclosure response.

The Preliminary Proxy Statement has been revised to reflect the Staff’s comment. Please see page 35 of the Revised Proxy Statement.

Securities and Exchange Commission	April 19, 2013 - Page 3

3.	The Board of Directors, on behalf of the issuer, must specifically discuss the extent to which its consideration of going concern value influenced its fairness determination. While we recognize the Board has adopted the analyses of the Special Committee identified in Instruction 2 to Item 1014 of Regulation M-A, going concern value was only referenced and not substantively addressed. Instruction 3 to Item 1014 of Regulation M-A indicates that conclusory statements will not be accepted as responsive to the Item 1014(b) disclosure requirement. See Q & A No. 20 in Exchange Act Release 17719 (April 13, 1981).

The Preliminary Proxy Statement has been revised to reflect the Staff’s comment. Please see page 41 of the Revised Proxy Statement.

4.	Revise to expressly address the apparently negative response to Item 1014(d) of Regulation M-A. In addition to the line item disclosure requirement instructing all filers to affirmatively state “whether or not” a procedural protection has been provided for unaffiliated security holders, General Instruction E to Schedule 13E-3 makes clear that an “answer…in the negative” must be disclosed. In finalizing the revisions, please follow the interpretive guidance offered in Q&A No. 21 in Exchange Act Release 17719 (April 13, 1981).

The Preliminary Proxy Statement has been revised to reflect the Staff’s comment. Please see page 41 of the Revised Proxy Statement.

Primary Benefits and Detriments of the Merger, page 55

5.	Revise to indicate, if true, that the buyer group will become the beneficiaries of the issuer’s future use of any operating loss carryforwards. Refer to Item 7 of Schedule 13E-3 and corresponding Instruction 2 to Item 1013 of Regulation M-A. Quantify this benefit to the extent practicable.

The Preliminary Proxy Statement has been revised to reflect the Staff’s comment. Please see page 56 of the Revised Proxy Statement.

6.	Revise to indicate, if true, that the buyer group will become the beneficiaries of the costs savings attributable to bypassing federal regulatory compliance. In addition, please quantify these cost savings by providing an aggregate total based on 2012 compliance expense data, and affirmatively indicate that these savings will be realized on an annual, recurring basis.

The Preliminary Proxy Statement has been revised to reflect the Staff’s comment. Please see page 56 of the Revised Proxy Statement.

Securities and Exchange Commission	April 19, 2013 - Page 4

The Company’ s Net Book Value and Net Earnings, page 56

7.	Please revise to include disclosure in response to Item 1013(d) regarding interests in net book value and net earnings for all affiliates. See Instruction 3 to Item 1013 of Regulation M-A.

The Preliminary Proxy Statement has been revised to reflect the Staff’s comment. Please see page 57 of the Revised Proxy Statement.

Selected Financial Information, page 101

8.	We noticed that financial information from Feihe’s annual and quarterly reports has been incorporated by reference in order to satisfy the disclosure obligation under Item 13 of Schedule 13E-3. Under Instruction 1 to Item 13 of Schedule 13E-3, however, the issuer is required to provide a summary of such financial information in accordance with Item 1010(c) of Regulation M-A. The summary financial information presented does not appear to fully conform to this standard. Please revise to provide summary financial information that complies with Item 1010(c) of Regulation M-A for all periods required by Item 13 of Schedule 13E-3 by using the information reported in the Form 10-K filed on March 27, 2013.

In response to the Staff’s comment, the disclosure under “Selected Financial Information” of the Revised Proxy Statement has been revised to present the financial information required by Item 1010(c) of Regulation M-A for the years ended December 31, 2012 and 2011.

* * * * *

Please note that attached hereto as Exhibit A is the written acknowledgement by each of the Company, Diamond Infant Formula Holding Limited, Platinum Infant Formula Holding Limited, Infant Formula Merger Sub Holding Inc., Mr. You-Bin Leng, Mr. Hua Liu, Mr. Sheng-Hui Liu, Morgan Stanley Private Equity Asia III, L.L.C., Morgan Stanley Private Equity Asia III, L.P., Morgan Stanley Private Equity Asia III Holdings (Cayman) Ltd, and MSPEA IMF Holding Limited.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at +1 (415) 984-8734.

Securities and Exchange Commission	April 19, 2013 - Page 5

Sincerely,

By:	/s/ Paul S. Scrivano
Paul S. Scrivano

of O’MELVENY & MYERS LLP

cc:	Michael V. Gisser, Peter X. Huang
(Skadden, Arps, Slate, Meagher & Flom LLP)

Zhan Chen, Kefei Li
(Wilson Sonsini Goodrich & Rosati, P.C.)

Andrew D. Ledbetter
(DLA Piper LLP (US))

EXHIBIT A

ACKNOWLEDGMENT

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated April 16, 2013 with respect to the Schedule 13E-3, File No. 005-79071 (the “Schedule 13E-3”), and the Preliminary Proxy Statement on Schedule 14A, File No. 001-32473 (the “Preliminary Proxy Statement”), filed on March 22, 2013 by the Company and the other filing persons named therein, the undersigned hereby acknowledge that in connection with Amendment No. 1 to Schedule 13E-3 and the revised preliminary proxy statement filed concurrently with the submission of this acknowledgment, as well as any subsequent amendment thereto filed with the Commission:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

FEIHE INTERNATIONAL, INC.

By:	/s/ DAVID DONG
Name: DAVID DONG
Title: Director

DIAMOND INFANT FORMULA HOLDING LIMITED

By:	/s/ YOU-BIN LENG
Name: YOU-BIN LENG
Title: Director

PLATINUM INFANT FORMULA HOLDING LIMITED

By:	/s/ YOU-BIN LENG
Name: YOU-BIN LENG
Title: Director

INFANT FORMULA MERGER SUB HOLDING INC.

By:	/s/ YOU-BIN LENG
Name: YOU-BIN LENG
Title: Authorized Signatory

YOU-BIN LENG

/s/ YOU-BIN LENG

HUA LIU

/s/ HUA LIU

SHENG-HUI LIU

/s/ SHENG-HUI LIU

MORGAN STANLEY PRIVATE EQUITY ASIA III, L.L.C.

By:	Morgan Stanley Private Equity Asia III, Inc., its managing member

By:	/s/ SAMANTHA JENNIFER COOPER
Name: SAMANTHA JENNIFER COOPER
Title: Vice President

MORGAN STANLEY PRIVATE EQUITY ASIA III, L.P.

By:	Morgan Stanley Private Equity Asia III, L.L.C., its general partner
By:	Morgan Stanley Private Equity Asia III, Inc., its managing member

By:	/s/ SAMANTHA JENNIFER COOPER
Name: SAMANTHA JENNIFER COOPER
Title: Vice President

MORGAN STANLEY PRIVATE EQUITY ASIA III HOLDINGS (CAYMAN) LTD

By:	/s/ SAMANTHA JENNIFER COOPER
Name: SAMANTHA JENNIFER COOPER
Title: Director

MSPEA IMF HOLDING LIMITED

By:	/s/ SAMANTHA JENNIFER COOPER
Name: SAMANTHA JENNIFER COOPER
Title: Director